UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006

Commission File Number 000-29546

Adastra Minerals Inc.

(Translation of registrant's name into English)

St. George’s House, 15 Hanover Square, London, England W1S 1HS

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

NEWS RELEASE

Adastra Minerals Responds To First Quantum Minerals Ltd. Announcement

Trading: TSX and AIM: AAA

London, 18 January 2006 - Adastra Minerals Inc. ("Adastra" or the "Company") notes the announcement made by First Quantum Minerals Ltd. that it will make an unsolicited share exchange offer to acquire all of the outstanding shares of Adastra. The Board of Adastra has appointed a Special Committee which will consider this unsolicited offer for the Company.

In the meantime, shareholders are urged to take no action until the Special Committee has had the opportunity to review the proposed offer and the Board of Directors has made its response.

On December 1, 2005, the Board of Directors of Adastra implemented a shareholder rights plan. The plan was adopted in order to provide the Board of Directors with sufficient time to assess and evaluate any takeover bid or other potential change of control transaction, and to explore and develop alternatives that maximise shareholder value and to give shareholders adequate time to consider any such transaction.

A further announcement will be made in due course.

About the Company

Adastra is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol "AAA". It is currently developing several mineral assets in Central Africa, including the Kolwezi Tailings Project and the possible rehabilitation of the Kipushi zinc mine in the DRC. Adastra's growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments. Additional information on Adastra Minerals is available on its website at www.adastramin.com

Contact us:

Adastra

Tim Read, President and Chief Executive Officer

Tel.: +44 (0)20 7355 3552

Rothschild

Charles Mercey

Tel.: +44 (0)20 7280 5000

Canaccord Adams Limited

Robert Finlay

Tel.: +44 (0)20 7518 2777

Parkgreen Communications

Justine Howarth / Cathy Malins

Tel.: +44 (0)20 7493 3713

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Adastra Minerals Inc. (the “Company”)

Suite 950 - 1055 West Georgia Street

Vancouver, BC V6E 3P3

Item 2.	Date of Material Change

January 18, 2006

Item 3.	News Release

The News Release dated January 18, 2006 was forwarded to the Toronto Stock Exchange and disseminated via Canada Newswire.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company noted the announcement made by First Quantum Minerals Ltd. that it will make an unsolicited share exchange offer to acquire all of the outstanding shares of the Company. The Company’s Board has appointed a Special Committee which will consider this unsolicited offer for the Company.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Tim Read, President

44-207-355-3552

Item 9.	Date of Report

Dated at Vancouver, BC, this 18th day of January, 2006.

SCHEDULE “A”

NEWS RELEASE

Adastra Minerals Responds To First Quantum Minerals Ltd. Announcement

Trading: TSX and AIM: AAA

London, 18 January 2006 - Adastra Minerals Inc. ("Adastra" or the "Company") notes the announcement made by First Quantum Minerals Ltd. that it will make an unsolicited share exchange offer to acquire all of the outstanding shares of Adastra. The Board of Adastra has appointed a Special Committee which will consider this unsolicited offer for the Company.

In the meantime, shareholders are urged to take no action until the Special Committee has had the opportunity to review the proposed offer and the Board of Directors has made its response.

On December 1, 2005, the Board of Directors of Adastra implemented a shareholder rights plan. The plan was adopted in order to provide the Board of Directors with sufficient time to assess and evaluate any takeover bid or other potential change of control transaction, and to explore and develop alternatives that maximise shareholder value and to give shareholders adequate time to consider any such transaction.

A further announcement will be made in due course.

About the Company

Adastra is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol "AAA". It is currently developing several mineral assets in Central Africa, including the Kolwezi Tailings Project and the possible rehabilitation of the Kipushi zinc mine in the DRC. Adastra's growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments. Additional information on Adastra Minerals is available on its website at www.adastramin.com

Contact us:

Adastra

Tim Read, President and Chief Executive Officer

Tel.: +44 (0)20 7355 3552

Rothschild

Charles Mercey

Tel.: +44 (0)20 7280 5000

Canaccord Adams Limited

Robert Finlay

Tel.: +44 (0)20 7518 2777

Parkgreen Communications

Justine Howarth / Cathy Malins

Tel.: +44 (0)20 7493 3713

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADASTRA MINERALS INC.

(Registrant)

Date January 18, 2006

By:	/s/ Paul C. MacNeill

Paul C. MacNeill

Director